SEALSQ Announces FY 2025 Preliminary Unaudited Key Operational and Financial Metrics

Strong Balance Sheet With Over $425 Million in Cash Supports Global Quantum Ecosystem Expansion; $200 Million Pipeline Over the Next Three Years Supports Long-Term Growth

Geneva, Switzerland, January 13, 2026 — SEALSQ Corp (NASDAQ: LAES) (“SEALSQ” or the “Company”), a leader in Semiconductors, PKI, and Post-Quantum technology today announced full-year (FY) 2025 key operational and financial metrics (all financial data are preliminary and unaudited).

FY 2025 Revenue and Financial Highlights:

•	+66% year on year revenue growth: Preliminary unaudited 2025 revenue of $18 million, with $8 million recorded in the fourth quarter of the year, compared to $4 million in the equivalent period last year.
•	Growth drivers: The growth was driven primarily by renewed demand for traditional SEALSQ products and the consolidation of five months of revenue from IC’ALPS, following its acquisition on August 4, 2025. During the year, the Company continued to strengthen its commercial base and technological roadmap, however, revenue remained adversely impacted by the ongoing transition from legacy products to next-generation post-quantum semiconductors and software.
•	Treasury: Cash position of over $425 million as of December 31, 2025 provides strong liquidity for PQC innovation and expansion, with the Company aiming to solidify its leadership in PQC-enabled semiconductors and its capacity to meet growing global demand for sovereign, quantum-secure technologies.

FY 2026 Outlook and Pipeline

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2026 Revenue Guidance: The Company reiterates its previously announced FY 2026 revenue growth of between 50% and 100% year-over-year. This incorporates the expected return to growth for current products, a full year of revenue from IC’Alps, as well as initial revenues from the new QS7001 range of products, further new PQC chip launches, and initial revenues from the Quantix Edge project.

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Pipeline: The Company’s expanding business pipeline now totals over $200 million in potential revenue opportunities from 2026 to 2028; this includes over $60 million of opportunities from QS7001 and Qvault TPM products. This pipeline highlights rising global demand for quantum-resistant security and sovereign semiconductor design and the continued evolution of business development activities.

Carlos Moreira, CEO of SEALSQ, commented, “Our 2025 revenue and expectations for further significant growth for 2026 underscore the strength of our commercial strategy, technology roadmap, and market position. With a business pipeline now exceeding $200 million in potential opportunities from 2026 to 2028, SEALSQ is positioned to capture growing global demand for quantum-resistant security, sovereign semiconductor capabilities, and next-generation trust technologies. We are well-positioned to capture growing demand from governments, enterprises, and critical industries for secure, quantum-ready infrastructure. Backed by a robust financial foundation, SEALSQ is focused on scaling production, accelerating R&D, and expanding our global footprint, solidifying our role as a leader in the emerging quantum-security ecosystem.”

Strong Financial Position Supports Growth Initiatives

The Company reported that cash reserves have surpassed $425 million at December 31, 2025, even after deploying $30 million during the year toward strategic investments in WeCan Group, IC’ALPS, Quantix Edge and WISeSat.Space (WISeSat), a leader in secure satellite and critical digital satellite infrastructure, another subsidiary of its parent company, WISeKey International Holding Ltd (“WISeKey”) (SIX: WIHN, NASDAQ: WKEY), a leading global cybersecurity, blockchain, and IoT company. These investments have strengthened SEALSQ’s vertical integration across chip design, secure hardware, and quantum-resilient connectivity, while the Company’s robust balance sheet provides exceptional financial flexibility to support ongoing global expansion.

•	The strategic acquisition of IC’ALPS, a leading French ASIC design specialist, for a fixed purchase price of EUR 12.5 million (with potential earn-out up to EUR 4 million) has significantly bolstered SEALSQ’s custom chip design capabilities, adding approximately 90 highly skilled engineers and expanding the Company’s footprint in Europe’s semiconductor ecosystem, particularly in Grenoble and Toulouse.
•	Additionally, the $10 million strategic investment in WISeSat AG is accelerating the deployment of a secure, quantum-ready satellite constellation, aimed at enabling space-based Quantum Key Distribution (QKD) communications, decentralized IoT transactions, and enhanced post-quantum security for global connectivity.
•	A partnership with ColibriTD for quantum-as-a-service solutions, aims to offer a full panel of Quantum related services in applications such as automotive, medtech and space.
•	The strategic investment in EeroQ, a U.S.-based quantum chip design company pioneering a breakthrough approach to building a quantum computer using electrons on helium (eHe), is a key step in SEALSQ’s ‘Quantum Made in USA’ industrial strategy.

Advancements in Smart Meter and PKI Solutions

SEALSQ is making significant strides in its smart meter and Public Key Infrastructure (PKI) offerings, which are expected to contribute substantially to 2026 revenue growth through recurring contracts and expanded deployments.

Key highlights include:

•	Smart Meter Progress: Building on multi-year supply agreements, SEALSQ has extended its partnership with Landis+Gyr to deliver enhanced PKI services for Advanced Metering Infrastructure (AMI) networks and secure over 24 million smart metering devices as part of the UK Smart Metering Implementation Programme (SMIP). Additional deployments are underway across Asia Pacific, North America, and Europe, incorporating VaultIC secure microcontrollers for robust data protection. These initiatives align with global energy regulations, such as EU cybersecurity standards, and are projected to generate recurring revenue from certificate management and device provisioning, with initial pilots scaling to full production in 2026.

•	PKI Services Expansion: The Company has secured significant contracts with leading utilities and smart home providers, including Hager, Wago, Delta Dore, Warema, Tedee, and Digi, driving revenue growth through scalable digital trust solutions. These partnerships leverage SEALSQ’s INeS PKI platform for code signing, firmware integrity, and Matter-compliant device attestation, ensuring compliance with RED and CRA regulations. Integration of post-quantum cryptography is accelerating adoption, positioning SEALSQ to capture emerging demand in IoT ecosystems and generate multi-year subscription-based revenues as clients transition to quantum-ready security infrastructures worldwide.

These advancements not only strengthen SEALSQ’s market position in energy and connected devices but also support the Company’s broader quantum ecosystem strategy, with significant contributions to the 2026-2029 revenue pipeline.

Market Adoption of the QS7001 Post-Quantum Secure Chip

The Company is witnessing significant global traction from industry partners, system integrators, and technology OEMs seeking robust security solutions to face upcoming quantum computers capability to break current encryption technology.

SEALSQ has strengthened its collaboration network with industry consortia, integrators, and standards bodies to accelerate scalable deployment of its quantum-resistant products worldwide and has entered into commercial discussions with up to 115 potential customers who have expressed strong interest. Adoption spans multiple continents, with deployments and pilot programs underway in North America, Europe, and Asia Pacific.

The product has been well received by global partners and OEMs through the testing period, including Eviden (Atos Group), Authentrend, Capgemini Engineering, ColibriTD, FortifyIQ Inc., Granite River Labs, Kaynes Semiconductor, Landis+Gyr, Metavisio (Thomson Computing), PORTYQ, Quantix Edge Security, Serma Security, Trusted Semiconductor Solutions, and manufacturing partner UMC.

With strong liquidity and growing commercial momentum, SEALSQ is accelerating initiatives across the semiconductor, cybersecurity, and satellite IoT markets, positioning the Company to capture increasing demand for post-quantum security infrastructure from governments, enterprises, and critical-industry partners worldwide.

SEALSQ enters this next growth phase with the financial strength required to scale production, accelerate R&D in PQC technologies, and expand its global footprint. The Company remains focused on meeting the rising demand for secure, quantum-ready infrastructure while solidifying its position as a global leader in the emerging quantum-security ecosystem.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com